EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

June 30, 2017

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of EMX Royalty Corporation (Formerly Eurasian Minerals Inc.) for the six months ended June 30, 2017 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	June 30, 2017	December 31, 2016

Current
Cash and cash equivalents	$6,293,745	$3,199,686
Investments (Note 3)	817,312	262,756
Receivables (Note 4)	3,299,986	3,430,006
Prepaid expenses	95,387	28,496
Total current assets	10,506,430	6,920,944

Non-current
Restricted cash (Note 5)	242,037	359,172
Receivables (Note 4)	792,228	1,412,727
Property and equipment (Note 6)	436,401	471,704
Notes receivable (Note 7)	913,648	-
Investment in associated companies (Note 8)	5,216,480	4,992,823
Strategic investments (Note 3)	130,952	212,798
Exploration and evaluation assets (Note 9)	2,039,900	2,145,000
Royalty interest (Note 10)	24,118,965	25,831,152
Reclamation bonds (Note 11)	522,943	639,427
Goodwill (Note 12)	4,491,414	4,753,324
Other assets	104,484	104,484
Total non-current assets	39,009,452	40,922,611

TOTAL ASSETS	49,515,882	$47,843,555

LIABILITIES

Current
Accounts payable and accrued liabilities	548,637	$577,265
Advances from joint venture partners (Note 13)	183,977	341,361
Total current liabilities	732,614	918,626

Non-current
Deferred income tax liability	4,491,414	4,753,324

TOTAL LIABILITIES	5,224,028	5,671,950

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	123,843,019	117,504,585
Commitment to issue shares (Note 14)	-	-
Reserves	21,611,156	21,656,380
Deficit	(101,162,321)	(96,989,360)
TOTAL SHAREHOLDERS' EQUITY	44,291,854	42,171,605

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$49,515,882	$47,843,555
Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on August 8, 2017

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Three month	Three month	Six month period	Six month period
	period ended	period ended	ended	ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

ROYALTY INCOME	$608,532	$373,266	$1,053,875	$764,004
Cost of sales
Gold tax	(30,426)	(18,663)	(52,693)	(38,200)
Depletion (Note 10)	(489,813)	(361,352)	(872,947)	(765,640)
Net royalty (loss) income	88,293	(6,749)	128,235	(39,836)

EXPLORATION EXPENDITURES (Note 9)	1,437,451	1,300,154	2,724,983	2,590,841
Less: recoveries	(464,677)	(162,114)	(613,322)	(355,346)
Net exploration expenditures	972,774	1,138,040	2,111,661	2,235,495

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	173,939	192,863	383,715	446,589
Depreciation (Note 6)	-	28,622	28,622	57,244
Investor relations and shareholder information	136,169	40,644	221,658	118,246
Professional fees	184,887	153,535	313,543	190,742
Salaries and consultants (Note 15)	247,895	345,080	534,542	698,260
Share-based payments (Note 14)	58,386	13,731	58,386	27,462
Transfer agent and filing fees	56,102	13,702	144,097	97,892
Travel	25,210	10,609	36,649	31,988
Total general and administrative expenses	882,588	798,786	1,721,212	1,668,423

Loss from operations	(1,767,069)	(1,943,575)	(3,704,638)	(3,943,754)

Change in fair value of fair value throught profit or loss investments	(67,165)	259,795	216,335	276,862
Gain (loss) on acquisition and sale of exploration and evaluation assets	-	(645)	165,834	(33,850)
Equity loss in associated companies (Note 8)	(328,747)	(300,200)	(519,364)	(497,800)
Foreign exchange gain (loss)	(403,456)	105,068	(334,089)	(248,959)
Realized loss on sale of investments	-	(192,811)	-	(230,949)
Interest and other gains on derivative instruments	117,308	24,486	120,193	50,648
Writedown of goodwill (Note 12)	(32,059)	(380,978)	(103,791)	(722,738)

Loss before income taxes	(2,481,188)	(2,428,860)	(4,159,520)	(5,350,540)
Deferred income tax recovery	(56,461)	378,238	(13,441)	521,433

Loss for the period	$(2,537,649)	$(2,050,622)	$(4,172,961)	$(4,829,107)

Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.05)	$(0.07)

Weighted average number of common shares outstanding	78,738,694	73,839,545	76,448,354	73,726,963

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Three month	Three month	Six month	Six month
	period ended	period ended	period ended	period ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Loss for the period	$(2,537,649)	$(2,050,622)	$(4,172,961)	$(4,829,107)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	(130,953)	84,765	(81,846)	137,622
Currency translation adjustment	(470,531)	(19,120)	(757,290)	(1,698,173)

Comprehensive loss for the period	$(3,139,133)	$(1,984,977)	$(5,012,097)	$(6,389,658)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Six month period ended
	June 30, 2017	June 30, 2016
Cash flows from operating activities
Loss for the period	$(4,172,961)	$(4,829,107)
Items not affecting operating activities:
Interest income received	(3,009)	(4,610)
Unrealized foreign exchange effect on cash and cash equivalents	(20,334)	(423,560)
Items not affecting cash:
Share based payments	58,386	-
Commitment to issue shares	-	27,462
Change in fair value of fair value through profit or loss investments (Note 3)	(216,335)	(276,862)
Realized loss on sale of investments	-	230,949
Accretion interest on long term receivable	(85,490)	-
Derivative loss on accounts receivable	(12,460)	-
Interest on convertible loan	(19,234)	(46,037)
Deferred income tax expense (recovery)	13,441	(521,433)
Depreciation	35,303	73,844
Depletion (Note 10)	872,947	765,640
Gain on option payments received (Note 9)	-	(24,720)
Writedown of goodwill	103,791	722,738
(Gain) loss on acquisition and sale of exploration and evaluation assets	(165,834)	14,238
Derecognition of property and equipment on sale of exploration and evaluation assets	-	19,612
Equity loss in associated companies	519,364	497,800
Unrealized foreign exchange loss	111,088	16,859
Shares received from operating partners included in exploration recoveries	(173,331)	(55,000)
Changes in non-cash working capital items:
Receivables	813,906	203,757
Prepaid expenses	(66,891)	(73,565)
Accounts payable and accrued liabilities	(28,628)	(168,625)
Advances from joint venture partners	(157,384)	(9,203)
Total cash used in operating activities	(2,593,665)	(3,859,823)
Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net option payments received	105,100	129,820
Interest received on cash and cash equivalents	3,009	4,610
Convertible note receivable (Note 7)	(1,005,277)	(281,580)
Proceeds from sale of fair value through profit and loss investments, net	-	93,405
Proceeds from sale of available-for-sale financial instruments, net	-	17,375
Purchase of equity in an associated entitiy	(743,021)	-
Restricted cash	117,135	17,805
Purchase and sale of property and equipment, net	-	(16,999)
Reclamation bonds (Note 11)	116,484	204,333
Total cash used in investing activities	(1,406,570)	168,769
Cash flows from financing activities
Proceeds received from private placements, net of share issue costs (Note 14)	6,988,260	-
Proceeds from exercise of options (Note 14)	85,700	14,850
Total cash used in financing activities	7,073,960	14,850

Effect of exchange rate changes on cash and cash equivalents	20,334	423,560

Change in cash and cash equivalents	3,094,059	(3,252,644)
Cash and cash equivalents, beginning	3,199,686	5,634,601
Cash and cash equivalents, ending	$6,293,745	$2,381,957

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated
					other
	Number of		Commitment	Share-	comprehensive
	common	Capital	to issue	based	gain
	shares	stock	shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2016	74,089,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605
Shares issued for exercise of stock options	75,000	85,700	-	-	-	-	85,700
Shares issued for private placement	5,000,000	6,200,000	-	-	800,000	-	7,000,000
Finder's fees in units	246,604	305,789	-	-	39,457	-	345,246
Shares issued for compensation	48,634	58,386	-	-	-	-	58,386
Share issuance costs in units	-	(345,246)	-	-	-	-	(345,246)
Share issuance costs in cash	-	(11,740)	-	-	-	-	(11,740)
Reclass of reserves for exercise of options	-	45,545	-	(45,545)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(757,290)	-	(757,290)
Change in fair value of financial instruments	-	-	-	-	(81,846)	-	(81,846)
Loss for the period	-	-	-	-	-	(4,172,961)	(4,172,961)
Balance as at June 30, 2017	79,459,948	$123,843,019	$-	$11,561,685	$10,049,471	$(101,162,321)	$44,291,854

				Reserves
					Accumulated
	Number of		Commitment	Share-	other
	common	Capital	to issue	based	comprehensive
	Shares	stock	shares	payments	gain	Deficit	Total
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836
Shares issued for acquisition of a royalty interest	250,000	145,000	-	-	-	-	145,000
Shares issued as incentive stock grants	140,000	166,600	(166,600)	-	-	-	-
Shares issued from exercise of options	22,500	14,850	-	-	-	-	14,850
Commitment to issue shares	-	-	27,462	-	-	-	27,462
Reclassification of fair value of options exercised	-	7,990	-	(7,990)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(1,698,173)	-	(1,698,173)
Change in fair value of financial instruments	-	-	-	-	137,622	-	137,622
Loss for the period	-	-	-	-	-	(4,829,107)	(4,829,107)

Balance as at June 30, 2016	73,947,210	$117,334,492	$-	$10,354,239	$8,564,744	$(99,134,985)	$37,118,490

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the “Company” or “EMX”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE MKT under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

Subsequent to June 30, 2017, on July 19, 2017 the Company officially changed its name to EMX Royalty Corporation, formerly Eurasian Minerals Inc.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management estimates it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2016.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2017 are consistent with those applied in the Company’s December 31, 2016 audited consolidated financial statements.

3. INVESTMENTS

At June 30, 2017, the Company had the following investments:

		Accumulated
June 30, 2017	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,979,972	$(1,162,660)	$817,312
Total Fair value through profit or loss	1,979,972	(1,162,660)	817,312
Available-for-sale
Marketable securities	910,473	(779,521)	130,952
Total investments	$2,890,445	$(1,942,181)	$948,264

Included in the investments at FVTPL is $79,220 as the value of the equity conversion option on convertible notes (Note 7)

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

3. INVESTMENTS (Continued)

At December 31, 2016, the Company had the following investments:

		Accumulated
December 31, 2016	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,641,751	$(1,378,995)	$262,756
Total Fair value through profit or loss	1,641,751	(1,378,995)	262,756
Available-for-sale
Marketable securities	910,473	(697,675)	212,798
Total investments	$2,552,224	$(2,076,670)	$475,554

4. RECEIVABLES

The Company’s receivables are related to the sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	June 30, 2017	December 31, 2016
Sale of Akarca	$3,319,031	$4,145,898
Royalty income receivable	313,420	306,513
Refundable taxes	144,551	142,857
Recoverable exploration expenditures and advances	66,759	79,090
Sale of foreign subsidiaries	86,035	-
Other	162,417	168,375
As at June 30, 2017	4,092,214	4,842,733
Less: Long term portion	(792,228)	(1,412,727)
Total	$3,299,986	$3,430,006

The carrying amounts of the Company’s current and non – current receivables are denominated in the following currencies:

Currency	June 30, 2017	December 31, 2016
Canadian Dollars	$125,604	$48,448
US Dollars	3,915,922	4,744,825
Turkish Lira	23,282	41,785
Swedish Krona	24,769	6,824
Other	2,637	851
Total	$4,092,214	$4,842,733

5. RESTRICTED CASH

At June 30, 2017, the Company classified $242,037 (December 31, 2016 - $359,172) as restricted cash. This amount is comprised of $186,938 (December 31, 2016 - $189,233) held as collateral for its corporate credit cards, $Nil (December 31, 2016 - $65,706) held as a security deposit for the Company’s Haiti exploration program, and $55,099 (December 31, 2016 – $104,233) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

6. PROPERTY AND EQUIPMENT

During the six months ended June 30, 2017 depreciation of $6,681 (2016 - $11,116) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2016 and June 30, 2017	$110,243	$80,933	$2,381	$-	$578,508	$414,526	$1,186,591

Accumulated depreciation
As at December 31, 2016	$107,132	$55,488	$2,381	$-	$549,886	$-	$714,887
Additions	519	6,162	-	-	28,622	-	35,303
As at June 30, 2017	$107,651	$61,650	$2,381	$-	$578,508	$-	$750,190
Net book value
As at December 31, 2016	$3,111	$25,445	$-	$-	$28,622	$414,526	$471,704
As at June 30, 2017	$2,592	$19,283	$-	$-	$-	$414,526	$436,401

During the six months ended June 30, 2016, the Company sold certain foreign operations for a net loss of $33,205. Included in this loss was property and equipment with a net book value of $19,612.

7. NOTES RECEIVABLE

During the six months ended June 30, 2017, the Company entered into a convertible loan agreements with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to US$750,000 (“IGC Loan”). The loans carry an interest rate of 8% per annum and the full amount of the principal and interest is due 12 months from the date of the loan. The full US$750,000 has been drawn. At any time prior to the maturity date, the Company has the right to convert all or any part of the principal sum and accrued interest into membership Units at US$5.00 per Unit. Each membership Unit consists of one Membership Interest and one warrant to purchase one Membership Interest for US$7.00 during a period of 12 months from the conversion date.

The notes receivable consists of two components: the note receivable component and the equity conversion option. At initial recognition, the fair value of the note receivable component was estimated at $926,057 using the discounted cash flow model method at market rate. The note receivable component is accreted over its expected term using the effective interest method at an effective rate of approximately 18%. For the six months ended June 30, 2017, the Company recorded $19,234 of interest income, as well as a foreign exchange loss of $31,643. The fair value of the equity conversion option was estimated to be $79,220.

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 40% (December 31, 2016 – 39%) equity investment in IGC. At June 30, 2017, including the conversion of previously held convertible notes, the Company has invested an aggregate of US$9,517,010 towards its investment (December 31, 2016 - US$8,967,010). At June 30, 2017, the Company’s investment including dilution gain less its share of accumulated equity losses was $5,216,480 (December 31, 2016 - $4,992,823). The Company’s share of the net loss for the period ended June 30, 2017 was $519,364 (2016 - $497,800).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at June 30, 2017, associated companies’ aggregate assets, aggregate liabilities and net loss for the six months ended are as follows:

June 30, 2017	IGC
Aggregate assets	$6,295,420
Aggregate liabilities	(2,736,636)
Loss for the period	(1,307,234)
The Company's ownership %	40%
The Company's share of loss for the period	(519,364)

As at December 31, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2016	IGC
Aggregate assets	$6,884,378
Aggregate liabilities	(1,471,260)
Loss for the year	(3,216,120)
The Company's ownership %	39%
The Company's share of loss for the year	(1,295,568)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At June 30, 2017 and December 31, 2016, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	June 30, 2017	December 31, 2016
Asia Pacific	Various	$81,124	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Trab	78,587	78,587
United States	Superior West, Arizona	895,379	1,000,479
of America	Yerington, Nevada	393,095	393,095
Total		$2,039,900	$2,145,000

During the six months ended June 30, 2017, the Company received a $133,383 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”). Pursuant to Company policy, $105,100 has been applied against the Superior West capitalized costs, and $28,283 has been included in exploration income as option payments.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Sweden

On February 14, 2017, the Company completed an agreement to sell certain certain wholly owned subsidiaries in Sweden previously announced in November 2016 with Boreal Metals Corp. (“BMC”), a British Columbia corporation. Pursuant to the agreement BMC acquired two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway. In exchange for the transfer of its wholly-owned subsidiary Iekelvare AB, which owns or will own that portion of the Properties located in Sweden, and its entire interest in its wholly-owned subsidiary EMX Exploration Scandinavia AB, which owns that portion of the Properties located in Norway, BMC issued to the Company 1,713,390 shares of BMC that represents a 19.9% equity ownership in BMC and agreed to reimburse SEK 550,000 ($81,996) to the Company for license fees related to the Adak license. BMC will have the continuing obligation to issue additional shares of BMC to EMX to maintain its 19.9% interest in BMC, at no additional cost to EMX, until BMC has raised $5,000,000; thereafter EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest. During the six months ended June 30, 2017, pursuant to a private placement completed by BMC, BMC issued EMX a further 3,466,620 shares. EMX also received an uncapped 3% NSR royalty on each of the Properties and has the right to nominate one seat on the board of directors of BMC.

Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty owed to EMX on any given project by paying US $2,500,000 in cash and shares of BMC. Such buy down is project specific. Additionally, EMX will receive annual advance royalty (“AAR”) payments of US $20,000 for each of the Properties commencing on the second anniversary of the closing, with each AAR payment increasing by US $5,000 per year until reaching US $60,000 per year, except that BMC may forgo AAR payments on two of the four Properties in years two and three. EMX will receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

Pursuant to the sale agreement, the Company valued the BMC shares received on signing at $0.05 per share or $85,670, paid a US$12,000 ($15,862) finders fee, and recorded a net gain on the sale of $165,834. The BMC shares received subsequent to signing were valued at $0.05 per share or $173,331 and included in exploration recoveries. The shares of BMC were valued at the price at which BMC has financed operations to date.

United States

Through its wholly owned subsidiary Bronco Creek Exploration (“BCE”), the Company entered into an Option Agreement with Anglo American Exploration (USA), Inc. (“Anglo”) for the Copper Springs gold-copper property in Arizona. Pursuant to the Agreement, Anglo may acquire a 100% interest in the Property by (a) reimbursing BCE’s 2016 holding and permitting costs and making annual option payments, together totaling US $504,314, and (b) completing US $4,000,000 in exploration expenditures before the fifth anniversary of the Agreement. Upon exercise of the option, Anglo American will pay EMX an additional US $110,000 and EMX will retain a 2% NSR royalty on the Project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo can buy a 0.5% NSR royalty from EMX for US $2,000,000.

Certain annual advance minimum royalty payments and certain milestone payments are required after exercise of the option.

Turkey

Pursuant to a sale agreement entered into in the year ended December 31, 2016 for the Akarca property in Turkey, the Company is scheduled to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. During the 6 months ended June 30, 2017 the Company received the first payment of 500 ounces as a cash payment of US $601,825 ($804,219) which has been credited against accounts receivables. Receipt of the initial 500 ounce payment leaves a total of 6,500 ounces of gold to be paid to EMX.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the six months ended June 30, 2017, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the six months ended June 30, 2016, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

10. ROYALTY INTEREST

Changes in royalty interest for the six months ended June 30, 2017:

Balance, December 31, 2016	$25,831,152
Adjusted for:
Depletion	(872,947)
Cumulative translation adjustments	(839,240)
Balance, June 30, 2017	$24,118,965

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the six months ended June 30, 2017, $1,053,875 (2016 - $764,004) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. For the six months ended June 30, 2017 and 2016, these assumptions remained reasonable and no revisions were considered necessary.

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	June 30, 2017	December 31, 2016
Australia - various properties	$69,840	$67,694
Sweden - various properties	8,043	8,043
Turkey - various properties	26,110	26,362
U.S.A - various properties	418,950	537,328
Total	$522,943	$639,427

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the six months ended June 30, 2017:

Balance, December 31, 2016	$4,753,324
Adjusted for:
Impairment charge	(103,791)
Cumulative translation adjustment	(158,119)
Balance, June 30, 2017	$4,491,414

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same Cash Generating Unit (“CGU”) are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. Goodwill has been written down in conjunction with the decline of $103,791 (2016 - $722,738) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	June 30, 2017	December 31, 2016
U.S.A.	$183,977	$341,361
Total	$183,977	$341,361

14. CAPITAL STOCK

Authorized

As at June 30, 2017, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the six months ended June 30, 2017, the Company:

  Completed a non-brokered private placement raising $7,000,000 by the issuance of 5,000,000 units at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019.

  The Company paid finder’s fees totaling $356,986. Included in this amount was 246,604 Units (6% of the Units sold to investors introduced by finders) valued at $345,246 and $11,740 in cash. The Units paid as finders fees included the same terms as the private placement Units.

  Pursuant to the Company’s accounting policy, the gross proceeds of the private placement were allocated using a residual value method with respect to the measurement of shares and warrants issued as private placement units.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

14. CAPITAL STOCK (Continued)

  This resulted in $6,200,000 recorded as share capital and $800,000 being allocated to reserves. For the finders fees paid in Units, $305,789 was allocated to share capital and $39,457 being allocated to reserves.

  Issued 75,000 shares valued at $85,700 pursuant to the exercise of stock options.

During the six months ended June 30, 2016, the Company:

  140,000 shares valued at $166,600 pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

  22,500 shares valued at $14,850 pursuant to the exercise of stock option.

  250,000 shares valued at $145,000 pursuant to a purchase agreement for the Maggie Creek and Afgan royalties.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the six months ended June 30, 2017, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2016	4,811,500	$1.24
Options exercised	(75,000)	1.14
Balance as at June 30, 2017	4,736,500	1.08

Number of options exercisable as at June 30, 2017	4,736,500	$1.08

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2017:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
July 5, 2012 *	50,000	50,000	1.96	July 5, 2017
August 22, 2012	851,500	851,500	1.94	August 22, 2017
October 16, 2012	60,000	60,000	2.44	October 16, 2017
April 25, 2014	1,290,500	1,290,500	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,167,500	1,167,500	0.66	June 8, 2020
October 18, 2016	1,239,500	1,239,500	0.66	October 18, 2021

Total	4,736,500	4,736,500

* Expired unexercised subsequent to June 30, 2017

The weighted average remaining useful life of stock options is 2.42 (2016 – 2.08) years.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

14. CAPITAL STOCK (Continued)

Share-based Payments

During the six months ended June 30, 2017, the Company recorded aggregate share-based payments of $58,386 (2016 - $27,462) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments for the six months ended June 30, 2017 and 2016, the share based payments were allocated to general and administration expenses.

Warrants

During the six months ended June 30, 2017, the change in warrants outstanding is as follow:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2016	-	$-
Issued	2,623,306	2.00
Balance as at June 30, 2017	2,623,306	$2.00

The following table summarizes information about the warrants which were outstanding and exercisable at June 30, 2017:

	Number of Warrants	Exercise Price	Expiry Date

Private placement, April 12, 2017	2,500,004	2.00	April 12, 2019
Finders warrants, April 12, 2017	123,302	2.00	April 12, 2019
Total	2,623,306

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the six months ended June 30, 2017	Salary or Fees	Payments	Total
Management	$396,525	$-	$396,525
Outside directors *	76,027	-	76,027
Seabord Services Corp.	178,800	-	178,800
Total	$651,352	$-	$651,352

		Share-based
For the six months ended June 30, 2016	Salary or Fees	Payments	Total
Management	$401,575	$-	$401,575
Outside directors *	75,520	-	75,520
Seabord Services Corp.	178,800	-	178,800
Total	$655,895	$-	$655,895

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

15. RELATED PARTY TRANSACTIONS (Continued)

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities at June 30, 2017 is $519 (December 31, 2016 - $5,913) owed to key management personnel and $8,628 (December 31, 2016 - $17,559) to other related parties.

16. SEGMENTED INFORMATION

The Company operates within the resource industry. At June 30, 2017 and December 31, 2016 the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	June 30, 2017	December 31, 2016
Asia Pacific	$81,124	$81,124
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	1,288,474	1,393,574
Total	$2,039,900	$2,145,000

PROPERTY AND EQUIPMENT	June 30, 2017	December 31, 2016
Asia Pacific	$6,866	$8,376
Sweden	2,592	3,110
Turkey	283	1,091
U.S.A	426,660	459,127
Total	$436,401	$471,704

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion from a CGU located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at June 30, 2017, the Company had working capital of $9,773,816 (December 31, 2016 - $6,002,318). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake it’s current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The six levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at June 30, 2017, there were no changes in the levels in comparison to December 31, 2016. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$6,293,745	$-	$-	$6,293,745
Restricted cash	242,037	-	-	242,037
Fair value through profit or loss investments	817,312	-	-	817,312
Strategic investments	130,952	-	-	130,952
Accounts receivable	-	3,299,986	-	3,299,986
Non-current accounts receivable	-	792,228	-	792,228

Total	$7,484,046	$4,092,214	$-	$11,576,260

The carrying value of receivables (excluding the receivable related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016), accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Accounts receivable, including both long and current portions related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016 were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of AES (Note 9).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2017 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $95,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, convertible notes receivable, and accounts payable and accrued liabilities to foreign exchange risk as at June 30, 2017 is as follows:

Accounts	US dollars
Cash and cash equivalents	$4,543,820
Receivables	3,769,564
Convertible notes receivable	935,766
Accounts payable and accrued liabilities	(242,811)
Advances from joint venture partners	(219,514)
Net exposure	8,786,825
Canadian dollar equivalent	$11,406,881

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at June 30, 2017, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $1,140,000 in the Company’s pre-tax profit or loss.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Six Months Ended June 30, 2017

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30, 2017	December 31, 2016

Cash	$6,041,898	$3,132,480
Short-term deposits	251,847	67,206

Total	$6,293,745	$3,199,686

The significant non-cash investing and financing transactions during the six months ended June 30, 2017 included:

a.	Recorded a loss through accumulated other comprehensive income of $81,846 related to the fair value adjustments on AFS financial instruments;
b.

Adjusted non-current assets and liabilities for $757,290 related to cumulative translation adjustments (“CTA”), of which $839,240 relates to CTA loss on royalty interest, $158,119 relates to CTA loss on goodwill, $275,351 relates to a CTA gain on deferred tax liability and $35,282 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency;

c.	Recorded a $79,220 charge to convertible loan and related increase in investments through profit and loss for the conversion feature on convertible debt (Note 7);
d.	Reclass of reserves on exercise of options for $45,545; and
e.	Recorded through reserves $39,457 related to value of warrants issued as finders fees as part of a private placemenet (Note 14).

The significant non-cash investing and financing transactions during the six months ended June 30, 2016 included:

a.	Recorded a gain through accumulated other comprehensive income of $137,622 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;
b.	Issuance of 250,000 valued at $145,000 pursuant to the acquisition of the Maggie Creek and Aghan royalties (Note 10);
c.	Issuance of 140,000 bonus shares valued at $166,600 applied to commitment to issue shares;
d.	Reclassification of $7,990 of reserves to share capital from the exercise of options; and
e.

Adjusted non-current assets and liabilities for $1,698,173 related to cumulative translation adjustments (“CTA”), of which $1,889,251 relates to a CTA loss on a royalty interest, $414,918 relates to a CTA loss on goodwill, $616,223 relates to a CTA gain on a deferred tax liability and $10,227 relates to a CTA loss in the net liabilities of a subsidiary with a functional currency different from the presentation currency.

19. EVENT AFTER THE REPORTING DATE

Subsequent to June 30, 2017, EMX received a US $634,015 payment, the cash equivalent of 500 troy ounces of gold, from Çiftay Isnaat Taahhüt ve Ticaret A.S., as the pre-production payment for the Akarca royalty project. Receipt of this payment leaves a total of 6,000 ounces of gold (or cash equivalent) to be paid to EMX on a schedule of every six months.